CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3/A (Amendment No. 1) and related Prospectus of FingerMotion, Inc. for the registration of (i) warrants to purchase common shares, and (ii) the common shares underlying such warrants, and to the incorporation by reference therein of our report dated May 30, 2023, with respect to the audited consolidated financial statements of FingerMotion, Inc. for the fiscal years ended February 28, 2023 and February 28, 2022, included in its Annual Report (Form 10-K) for the year ended February 28, 2023, filed with the Securities and Exchange Commission. Our report contains an explanatory paragraph regarding FingerMotion, Inc.’s ability to continue as a going concern.

/s/ Centurion ZD CPA & Co.
Certified Public Accountants

Hong Kong

May 17, 2024